

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

William Mulligan
Chief Executive Officer
Maxeon Solar Technologies, Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

> **Re: Maxeon Solar Technologies, Ltd.**
> **Application for Qualification of Indenture Under the Trust Indenture Act of**
> **1939 on Form T-3**
> **Filed May 30, 2024**
> **File No. 022-29114**

Dear William Mulligan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing